UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

ION Geophysical Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

462044207

(CUSIP Number)

James M. Lapeyre, Jr.

Laitram, L.L.C.

220 Laitram Lane

Harahan, Louisiana 70123

(504) 733-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462044207	Page 2 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) James M. Lapeyre, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 159,439 shares of Common Stock, $0.01 par value per share (“Common Stock”)
	8.	Shared Voting Power 763,610 shares of Common Stock
	9.	Sole Dispositive Power 159,439 shares of Common Stock
	10.	Shared Dispositive Power 763,610 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 923,049 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%*
14.	Type of Reporting Person (See Instructions) IN

*	Based on 11,786,220 shares of Common Stock outstanding as of July 25, 2016, as reported in ION Geophysical Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 and filed with the Securities and Exchange Commission on August 4, 2016.

CUSIP No. 462044207	Page 3 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) Laitram, L.L.C. I.R.S. Identification No. 76-0719479
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 663,509 shares of Common Stock
	8.	Shared Voting Power 0 shares of Common Stock
	9.	Sole Dispositive Power 663,509 shares of Common Stock
	10.	Shared Dispositive Power 0 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 663,509 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.6%*
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	Based on 11,786,220 shares of Common Stock outstanding as of July 25, 2016, as reported in ION Geophysical Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 and filed with the Securities and Exchange Commission on August 4, 2016.

CUSIP No. 462044207	Page 4 of 12

SCHEDULE 13D

Preliminary Statement

This filing amends a Schedule 13D filed by The Laitram Corporation, the predecessor of Laitram, L.L.C., a Louisiana limited liability company (“Laitram”) on March 25, 1999 and amendments thereto filed on April 28, 2003, January 13, 2004, July 2, 2004, March 23, 2005 and December 8, 2015, and a Schedule 13D filed by James M. Lapeyre, Jr. on February 4, 1999 and amendments thereto filed on April 28, 2003, January 13, 2004, July 2, 2004, March 23, 2005 and December 8, 2015. Information in this Amendment No. 6 to the Schedule 13D is presented as of September 6, 2016.

This filing relates to equity securities of ION Geophysical Corporation, a Delaware corporation (“ION”). Only the amendments to the Schedules listed above resulting from the transactions reported in Item 5 and from events occurring after December 8, 2015 are reproduced below. On February 4, 2016, ION completed a one-for-fifteen reverse stock split. Information in this Amendment No. 6 to the Schedule 13D is presented as adjusted for the reverse stock split. For a discussion of prior acquisitions and related matters, please see each original Schedule 13D and the amendments thereto.

James M. Lapeyre, Jr. is the President of Laitram. He is also a director of ION and Chairman of its Board of Directors. As a director of ION, Mr. Lapeyre may take an active role in corporate strategy and business decisions involving ION. As a precautionary measure, Mr. Lapeyre and Laitram have elected to file this Statement on Schedule 13D rather than Schedule 13G given Mr. Lapeyre’s role as Chairman of the Board of ION, and in case Mr. Lapeyre’s actions in his capacity as an ION director are attributed to Laitram or should Laitram, as a shareholder of ION, be a participant in a transaction involving ION. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by Laitram that the actions of Mr. Lapeyre are attributable to Laitram, and Laitram hereby disclaims any such actions by Mr. Lapeyre. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by Mr. Lapeyre or Laitram that such a statement is required to be filed pursuant to Section 240.13d-1(e), or otherwise, or that Mr. Lapeyre or Laitram hold securities of ION with a purpose or effect of changing or influencing the control of ION, or in connection with or as a participant in any transaction having that purpose or effect. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by Mr. Lapeyre or Laitram that they do not continue to be eligible to file a statement on Schedule 13G, pursuant to Section 240.13d-1(c), as persons who, among other things, have not acquired such securities with any purpose of, or with the effect of, changing or influencing the control of ION, or in connection with or as a participant in any transaction having that purpose or effect.

ITEM 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Common Stock”), of ION, whose principal executive offices are located at 2105 CityWest Blvd., Suite 400, Houston, Texas 77042.

ITEM 2. Identity and Background.

(a) This statement is filed on behalf of Laitram and Mr. Lapeyre (each a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 8, 2015, a copy of which is incorporated by reference as Exhibit 99.1.

(b) Mr. Lapeyre’s address is, and the address and address of the principal offices of Laitram and Laitram Group, Inc. is, 220 Laitram Lane, Harahan, Louisiana 70123. Laitram is a wholly-owned subsidiary of Laitram Group, Inc.

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(c) Mr. Lapeyre is currently employed as the President of Laitram. Laitram’s principal business is acting as the parent holding company of five wholly-owned subsidiaries which design, manufacture and sell industrial products. Its parent company, Laitram Group, Inc., is a holding company for Laitram and is a Louisiana corporation. The information required to be reported under this Item 2 with respect to each executive officer, manager and controlling person of Laitram, and each officer and director of Laitram Group, Inc., the parent company of Laitram, is set forth in Schedule A attached hereto and incorporated herein by reference.

(d)(e) During the last five years, neither Mr. Lapeyre, Laitram nor its predecessors nor, to the best of its knowledge, Laitram Group, Inc. nor any of the persons listed on Schedule A hereto has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lapeyre and each of the individuals listed on Schedule A hereto is a citizen of the United States. Laitram and Laitram Group, Inc. are organized and incorporated, respectively, under the laws of the State of Louisiana.

ITEM 3. Source and Amount of Funds or Other Consideration.

The purchase price for the shares of ION Common Stock held directly or indirectly by Mr. Lapeyre as reported in Item 5 was funded through personal funds.

The purchase price for the shares of ION Common Stock purchased by Laitram, as described in Item 5(c), was funded through internally generated funds and/or Laitram’s Revolving Line of Credit with J.P. Morgan Chase Bank, N.A., as lender and as agent for Regions Bank, Capital One, National Association and Whitney Bank. The total aggregate principal amount of the line of credit is $100,000,000. The line of credit is evidenced by a Credit Agreement (the “Credit Agreement”) dated October 24, 2012, by and among Laitram, its parent and subsidiary companies, and the lenders, as amended by the First Amendment to the Credit Agreement (the “First Amendment”), dated as of December 2013, by and among Laitram, its parent and subsidiary companies, and the lenders. The Credit Agreement and First Amendment are incorporated by reference as Exhibits 99.2 and 99.3, respectively, to this amended Schedule 13D.

To the best of Laitram’s knowledge, the persons listed on Schedule A attached hereto used personal funds to make their purchases of ION Common Stock.

ITEM 4. Purpose of Transaction.

Laitram owns 663,509 shares of Common Stock of ION. Mr. Lapeyre may be deemed to beneficially own the ION Common Stock held by Laitram. Of these shares, 36,200 were acquired by Laitram as described in Item 5(c). The additional shares of ION Common Stock reported herein as beneficially owned by Mr. Lapeyre were acquired through open market transactions, directly from ION in lieu of directors’ fees, or as a distribution from Laitram Group, Inc. As set forth in Item 5 of this Schedule 13D, Mr. Lapeyre disclaims the beneficial ownership of certain of those shares.

The Reporting Persons hold Common Stock of ION as an investment. Subject to market conditions and other factors deemed relevant to the Reporting Persons or the persons named on Schedule A or in Item 5,

CUSIP No. 462044207	Page 6 of 12

any of them may purchase, directly or indirectly, additional shares of ION Common Stock or dispose of some or all of such shares in open market purchases or privately negotiated transactions. To the best of the knowledge of Laitram, each of the persons named on Schedule A attached hereto and in Item 5, acquired the shares of ION Common Stock reported herein as beneficially owned by such person for purposes of investment and not for the purpose of changing the control of ION.

Mr. Lapeyre, the President of Laitram, is a director of ION and chairman of its Board of Directors. In his capacity with ION, and in keeping with his fiduciary duties as a director, Mr. Lapeyre may from time to time consider, discuss with senior management, and participate in Board deliberations about plans or proposals relating to: the acquisition or disposition of securities of ION; extraordinary corporate transactions involving ION or any of its subsidiaries; selling or transferring a material amount of assets of ION or any of its subsidiaries; changing the present board of directors or management of ION; materially changing the present capitalization or dividend policy of ION; making other material changes in ION’s business or corporate structure; changing ION’s charter, bylaws or instruments corresponding thereto or other actions which may affect control of ION; causing the ION Common Stock no longer to be quoted on the New York Stock Exchange (the “NYSE”); causing ION securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or taking any action similar to any of those enumerated above. The actions of Mr. Lapeyre in his capacity as an ION director and chairman of its Board of Directors may be attributable to Laitram. In such case, Laitram, may be deemed from time to time to consider plans or proposals relating to, or may be a participant, as a shareholder of ION, in the foregoing transactions.

On November 18, 2015, the Board of Directors of Laitram Group, Inc. authorized Laitram to purchase up to $3.0 million of ION Common Stock at a maximum price of $0.50 per share. As adjusted for the one-for-fifteen reverse stock split completed by ION on February 4, 2016, Laitram is authorized to purchase up to $3.0 million of ION Common Stock at a maximum gross sales price of $7.50 per share. As of September 6, 2016, Laitram has purchased approximately $969,541 (excluding commissions) of ION Common Stock under the authorization.

Other than as described above or in the original Schedule 13Ds filed by The Laitram Corporation and Mr. Lapeyre or in any amendment thereto, neither Laitram nor, to the best of its knowledge, any of the persons named on Schedule A attached hereto has any plans or proposals that relate to or would result in any of the following actions:

•	the acquisition by any person of additional securities of ION or the disposition of securities of ION;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ION or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of ION or any of its subsidiaries;

•	any change in the present board of directors or management of ION, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

•	any material change in the present capitalization or dividend policy of ION;

•	any other material change in ION’s business or corporate structure;

CUSIP No. 462044207	Page 7 of 12

•	changes in ION’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of ION by any person;

•	causing a class of securities of ION to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

•	causing a class of securities of ION to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

•	any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

(a)(b) Mr. Lapeyre may be deemed to be the beneficial owner of 923,049 shares of ION Common Stock, representing approximately 7.8% of the shares of ION Common Stock believed to be outstanding. Mr. Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of 159,439 shares of ION Common Stock reported herein as beneficially owned by him (which amount includes 2,500 shares of unvested restricted ION Common Stock over which Mr. Lapeyre has voting rights, and 1,666 shares of ION Common Stock that may be acquired upon exercise of vested options). Mr. Lapeyre may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of 763,610 shares of ION Common Stock reported herein as beneficially owned by him as indicated below.

Mr. and Mrs. Lapeyre jointly own as trustees of three separate trusts (each of which holds 233 shares of ION Common Stock) for the benefit of their three children 699 shares of ION Common Stock reported herein as beneficially owned by Mr. Lapeyre. Mr. and Mrs. Lapeyre share the power to vote or direct the vote and to dispose or direct the disposition of all such securities. Pursuant to Rule 13d-4 under the Exchange Act, Mr. and Mrs. Lapeyre disclaim the beneficial ownership of these 699 shares.

Mr. Lapeyre also shares the power to vote or direct the vote and to dispose or direct the disposition of shares of ION Common Stock owned jointly by him with his children as follows: (1) 32,850 shares of ION Common Stock in a joint account with James M. Lapeyre, III, (2) 32,850 shares of ION Common Stock in a joint account with Killian Lapeyre, and (3) 33,702 shares of ION Common Stock in a joint account with Sarah Lapeyre Stokes. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Lapeyre disclaims the beneficial ownership of the shares owned by each of his three children but reported herein as beneficially owned by him.

Mr. Lapeyre’s wife is Sally Huger Lapeyre and his children are James M. Lapeyre, III, Killian Lapeyre and Sarah Lapeyre Stokes. The address of Sally Huger Lapeyre and Sarah Lapeyre Stokes is c/o Mr. James M. Lapeyre, Jr., 220 Laitram Lane, Harahan, Louisiana 70123. Sally Lapeyre is not employed and Sarah Lapeyre Stokes is a Human Resource Specialist at Laitram. During the last five years, neither of Sally Huger Lapeyre nor Sarah Lapeyre Stokes has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Sally Huger Lapeyre and Sarah Lapeyre Stokes is a citizen of the United States. For the address, principal occupation, citizenship and information on certain proceedings of James M. Lapeyre, III and Killian Lapeyre, please see Item 2 and Schedule A.

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Laitram is the beneficial owner of 663,509 shares of ION Common Stock, representing approximately 5.6% of the shares of ION Common Stock believed to be outstanding. James M. Lapeyre, Jr. has the sole power as President of Laitram to vote or direct the vote and to dispose or direct the disposition of these 663,509 shares, unless the Board of Managers of Laitram changes that power, in which case Mr. Lapeyre may be deemed to share such power with the Board. Notwithstanding the foregoing, the Reporting Persons consider that Laitram has the sole power to vote or direct the vote and to dispose or direct the disposition of these 663,509 shares. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Lapeyre disclaims the beneficial ownership of these 663,509 shares.

Laitram Group, Inc. owns no shares of ION Common Stock.

To the best of the knowledge of Laitram, the officers, managers and controlling persons of Laitram, and the officers and directors of Laitram Group, Inc., all listed on Schedule A hereto (other than Mr. Lapeyre who is addressed above), own shares of ION Common Stock as follows:

Philip F. Lapeyre is the beneficial owner of 8,252 shares of ION Common Stock, representing less than 1% of the shares of ION Common Stock believed to be outstanding. Philip F. Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of these shares. Philip Lapeyre, in his capacity as trustee of a trust for the benefit of G. Charles Lapeyre and Amy M. Lapeyre’s three children (see below), may be the beneficial owner of 115 shares owned by the trust. He has sole voting and dispositive power with respect to those shares, but disclaims beneficial ownership thereof.

Mr. and Mrs. Lapeyre’s three children are the beneficiaries of a trust, of which Andrew B. Lapeyre is the trustee (see below), that beneficially owns 23,276 shares of ION Common Stock, of which Mr. and Mrs. Lapeyre disclaim beneficial ownership.

Mr. Lapeyre and Mrs. Lapeyre also share the power to vote or direct the vote and to dispose or direct the disposition of shares of ION Common Stock owned jointly by them and their children as follows: (1) 66 shares of ION Common Stock in a joint account with Margot Lapeyre, (2) 66 shares of ION Common Stock in a joint account with Philip Lapeyre, Jr. and (3) 66 shares of ION Common Stock in a joint account with Walter Lapeyre. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Lapeyre disclaims the beneficial ownership of the shares owned jointly with his wife and children but reported herein as beneficially owned by him.

Mr. Lapeyre’s wife is Lisa A. Lapeyre and his children are Margot Lapeyre, Philip Lapeyre, Jr. and Walter Lapeyre. The address of each of Mrs. Lapeyre, Margot Lapeyre, Philip Lapeyre, Jr. and Walter Lapeyre is c/o Mr. Philip F. Lapeyre, 220 Laitram Lane, Harahan, Louisiana 70123. Mrs. Lapeyre, Margot Lapeyre, Philip Lapeyre, Jr. and Walter Lapeyre are not employed. During the last five years, none of Mrs. Lapeyre, Margot Lapeyre, Philip Lapeyre, Jr. or Walter Lapeyre has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Mrs. Lapeyre, Margot Lapeyre, Philip Lapeyre, Jr. and Walter Lapeyre is a citizen of the United States.

Robert S. Lapeyre may be deemed to be the beneficial owner of 10,666 shares of ION Common Stock, representing less than 1% of the shares of ION Common Stock believed to be outstanding. Robert S. Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of all 10,666 shares of ION shares reported herein as beneficially owned by him.

In addition to the 10,666 shares reported as beneficially owned by Mr. Lapeyre, Mr. Lapeyre may also be deemed to beneficially own with his children: (1) 500 shares of ION Common Stock held as custodian for Miles Lapeyre, (2) 500 shares of ION Common Stock in a joint account with Mary Lucy Lapeyre, and (3) 602 shares of ION Common Stock in a joint account with Robert Lapeyre, Jr. Robert S. Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of the 500 shares of ION shares reported herein as beneficially owned by him as custodian for Miles Lapeyre.

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Robert S. Lapeyre may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the 500 shares of ION Common Stock in a joint account with Mary Lucy Lapeyre and 602 shares of ION Common Stock in a joint account with Robert Lapeyre, Jr. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Lapeyre disclaims the beneficial ownership of the shares owned by each of his three children but reported herein as beneficially owned by him.

The address of Mary Lucy Lapeyre and Robert Lapeyre, Jr. is c/o Mr. Robert S. Lapeyre, 220 Laitram Lane, Harahan, Louisiana 70123. Mary Lucy Lapeyre and Robert Lapeyre, Jr. are not employed. During the last five years, neither of Mary Lucy Lapeyre nor Robert Lapeyre, Jr. has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Mary Lucy Lapeyre and Robert Lapeyre, Jr. is a citizen of the United States.

Andrew B. Lapeyre is the beneficial owner of 2,699 shares of ION Common Stock, representing less than 1% of the shares of ION Common Stock believed to be outstanding. Mr. Andrew Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of the 2,699 shares of ION Common Stock reported herein as beneficially owned by him. Andrew Lapeyre, in his capacity as trustee of a trust for the benefit of Philip Lapeyre’s children, may be the beneficial owner of 23,276 shares owned by the trust. He has sole voting and dispositive power with respect to those shares, but disclaims beneficial ownership thereof.

Lawrence P. Oertling is the beneficial owner of 2,666 shares of ION Common Stock, representing less than 1% of the shares of ION Common Stock believed to be outstanding. Mr. Oertling has the sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares of ION Common Stock reported herein as beneficially owned by him.

Clay Beery, Edel F. Blanks and Robert D. Munch, Jr. do not own any shares of ION Common Stock.

G. Charles Lapeyre may be deemed to be the beneficial owner of 11,902 shares of ION Common Stock, representing less than 1% of the shares of ION Common Stock believed to be outstanding. G. Charles Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of all 11,902 shares reported herein as beneficially owned by him.

G. Charles Lapeyre and Amy M. Lapeyre’s three children are the beneficiaries of a trust, of which Philip F. Lapeyre is the trustee, that beneficially owns 115 shares of ION Common Stock, of which Mr. and Mrs. Lapeyre disclaim beneficial ownership.

Mr. Lapeyre and Mrs. Lapeyre also share the power to vote or direct the vote and to dispose or direct the disposition of shares of ION Common Stock owned jointly by them and their children as follows: (1) 300 shares of ION Common Stock in a joint account with Rebecca Lapeyre, (2) 300 shares of ION Common Stock in a joint account with Charles Lapeyre and (3) 302 shares of ION Common Stock in a joint account with Kathryn Lapeyre. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Lapeyre disclaims the beneficial ownership of the shares owned jointly with his wife and children but reported herein as beneficially owned by him.

Mr. Lapeyre’s wife is Amy M. Lapeyre and his children are Rebecca Lapeyre, Charles Lapeyre and Kathryn Lapeyre. The address of each of Mrs. Lapeyre, Rebecca Lapeyre, Charles Lapeyre and Kathryn Lapeyre is c/o G. Charles Lapeyre, 220 Laitram Lane, Harahan, Louisiana 70123. Mrs. Lapeyre and Rebecca Lapeyre are not employed. Charles Lapeyre works as a Research Analyst at Intralox, L.L.C. and Kathryn Lapeyre is a Social Worker at Georgia Department of Behavioral Health and Developmental Disabilities. During the last five years, none of Mrs. Lapeyre, Rebecca Lapeyre, Charles Lapeyre or Kathryn Lapeyre has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Mrs. Lapeyre, Rebecca Lapeyre, Charles Lapeyre and Kathryn Lapeyre is a citizen of the United States.

Monique Lapeyre McCleskey is the beneficial owner of 2,254 shares of ION Common Stock, representing less than 1% of the shares of ION Common Stock believed to be outstanding.

James M. Lapeyre, III is the beneficial owner of 13,000 shares of ION Common Stock, representing less than 1% of the shares of ION Common Stock believed to be outstanding. James M. Lapeyre, III has the sole power to vote or direct the vote and to dispose or direct the disposition of these shares.

Killian H. Lapeyre is the beneficial owner of 7,000 shares of ION Common Stock, representing less than 1% of the shares of ION Common Stock believed to be outstanding. Killian H. Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of these shares.

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Each of James M. Lapeyre, III, Killian H. Lapeyre and Sarah Lapeyre Stokes may be deemed to beneficially own 30,006 shares of ION Common Stock held by S&J Lapeyre, L.L.C., a Louisiana limited liability company (“S&J”) by sharing the power to vote or direct the vote and to dispose or direct the disposition of such shares as managers of S&J. James M. Lapeyre, Jr. and Sally Huger Lapeyre are each members of S&J, but not managers. S&J’s 30,006 shares have not been included herein in the 923,049 shares of ION Common Stock of which Mr. Lapeyre may be deemed the beneficial owner. Pursuant to Rule 13d-4 under the Exchange Act, each of James M. Lapeyre, III, Killian H. Lapeyre and Sarah Lapeyre Stokes disclaims the beneficial ownership of these 30,006 shares. For the address, principal occupation, citizenship and information on certain proceedings of Sarah Lapeyre Stokes, please see above.

Pursuant to Rule 13d-4 under the Exchange Act, Laitram disclaims the beneficial ownership of all shares of ION Common Stock reported herein as beneficially owned by each of the persons named on Schedule A attached hereto except for the 663,509 shares reported herein as beneficially owned by Mr. James M. Lapeyre, Jr. but owned of record by Laitram.

(c) During the past sixty days, neither Laitram, nor, to the best of its knowledge, any person listed on Schedule A hereto, has effected any transactions involving the Common Stock of ION, except for the following transactions made on the NYSE:

•	On August 26, 2016, Laitram purchased 4,200 shares of ION Common Stock at a weighted-average price of $5.9487 per share. These shares were purchased in multiple transactions at prices ranging from $5.85 to $6.08 per share, inclusive.

•	On August 29, 2016, Laitram purchased 3,800 shares of ION Common Stock at a weighted-average price of $6.0042 per share. These shares were purchased in multiple transactions at prices ranging from $5.92 to $6.13 per share, inclusive.

•	On August 30, 2016, Laitram purchased 10,700 shares of ION Common Stock at a weighted-average price of $5.9892 per share. These shares were purchased in multiple transactions at prices ranging from $5.90 to $6.03 per share, inclusive.

•	On August 31, 2016, Laitram purchased 2,400 shares of ION Common Stock at a weighted-average price of $5.8063 per share. These shares were purchased in multiple transactions at prices ranging from $5.72 to $5.96 per share, inclusive.

•	On September 1, 2016, Laitram purchased 7,500 shares of ION Common Stock at a weighted-average price of $5.6850 per share. These shares were purchased in multiple transactions at prices ranging from $5.61 to $5.82 per share, inclusive.

•	On September 2, 2016, Laitram purchased 2,300 shares of ION Common Stock at a weighted-average price of $5.7382 per share. These shares were purchased in multiple transactions at prices ranging from $5.71 to $5.81 per share, inclusive.

•	On September 6, 2016, Laitram purchased 5,300 shares of ION Common Stock at a weighted-average price of $5.7860 per share. These shares were purchased in multiple transactions at prices ranging from $5.67 to $5.89 per share, inclusive.

CUSIP No. 462044207	Page 11 of 12

Upon request by ION, any shareholder of ION, or the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth above will be provided.

(d) James M. Lapeyre, Jr. may be deemed an “affiliate” of Laitram as an officer and manager thereof and by reason of his voting power of the capital stock thereof and may therefore be deemed indirectly to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ION Common Stock owned of record by Laitram, and such indirect right or power relates to more than 5% of the shares of ION Common Stock believed to be outstanding.

Certain shares of ION Common Stock owned by persons listed on Schedule A hereto who are married may be deemed community property under Louisiana law, and in that case both spouses would be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. In addition, both parents of minor children who are record owners of ION Common Stock would be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares owned of record by their children. Joint account owners share with each other the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of ION Common Stock owned jointly by them. Both Mr. and Mrs. James M. Lapeyre, Jr. are deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by them as trustees.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 18, 2015, the Board of Directors of Laitram Group, Inc. authorized Laitram to purchase up to $3.0 million of ION Common Stock at a maximum price of $0.50 per share. As adjusted for the one-for-fifteen reverse stock split completed by ION on February 4, 2016, Laitram is authorized to purchase up to $3.0 million of ION Common Stock at a maximum gross sales price of $7.50 per share. As of September 6, 2016, Laitram has purchased approximately $969,541 (excluding commissions) of ION Common Stock under the authorization.

The description of the contents of any document referred to in this Schedule 13D and filed or incorporated by referenced as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith or incorporated as an exhibit herein by reference.

ITEM 7. Material to be Filed as Exhibits.

EXHIBIT 99.1	Joint Filing Agreement dated December 8, 2015, by and among Laitram, L.L.C. and James M. Lapeyre, Jr. (Incorporated by reference to Exhibit 99.1 to Amendment No. 5 to Schedule 13D filed on December 8, 2015).

EXHIBIT 99.2	Credit Agreement, dated October 24, 2012, by and among Laitram, L.L.C., Intralox, L.L.C. and Lapeyre Properties, L.L.C., as borrowers, Laitram Group, Inc., as parent, and J.P. Morgan Chase Bank, N.A., as administrative agent, swingline lender, and lender, and Regions Bank, Capital One, National Association and Whitney Bank, as lenders. (Incorporated by reference to Exhibit 99.2 to Amendment No. 5 to Schedule 13D filed on December 8, 2015).

EXHIBIT 99.3	First Amendment to Credit Agreement, dated December 2013, by and among Laitram, L.L.C., Intralox, L.L.C. and Lapeyre Properties, L.L.C., as borrowers, Laitram Group,

CUSIP No. 462044207	Page 12 of 12

Inc., as parent, and J.P. Morgan Chase Bank, N.A., as administrative agent, swingline lender, and lender, and Regions Bank, Capital One, National Association and Whitney Bank, as lenders. (Incorporated by reference to Exhibit 99.3 to Amendment No. 5 to Schedule 13D filed on December 8, 2015).

EXHIBIT 99.4	Registration Rights Agreement dated as of November 16, 1998 by and between I/O and The Laitram Corporation. (Incorporated by reference to Exhibit 99.2 to the Form 8-K filed on behalf of I/O on November 30, 1998, Commission File No. 1-13402.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ James M. Lapeyre, Jr.
Name: James M. Lapeyre, Jr.

LAITRAM, L.L.C.

By:	/s/ James M. Lapeyre, Jr.
Name:	James M. Lapeyre, Jr.
Title	President

Dated: September 12, 2016

SCHEDULE A

Officers, Managers, and Controlling Persons of Laitram, L.L.C.

Name	Officer/Manager	Business Address	Principal Occupation

James M. Lapeyre, Jr.	President; Manager	220 Laitram Lane Harahan, Louisiana 70123	President of Laitram, L.L.C.

Clay Beery	General Counsel and Secretary; Manager	220 Laitram Lane Harahan, Louisiana 70123	General Counsel and Secretary of Laitram, L.L.C.

Lawrence P. Oertling	Chief Financial Officer; Manager	220 Laitram Lane Harahan, Louisiana 70123	Chief Financial Officer of Laitram, L.L.C.

Robert D. Munch, Jr.	Treasurer	220 Laitram Lane Harahan, Louisiana 70123	Treasurer of Laitram, L.L.C.

Laitram Group, Inc.	Parent Company	220 Laitram Lane Harahan, Louisiana 70123

Officers and Directors of Laitram Group, Inc.

Name	Officer/Manager	Business Address	Principal Occupation

James M. Lapeyre, Jr.	President; Director	220 Laitram Lane Harahan, Louisiana 70123	President of Laitram, L.L.C

G. Charles Lapeyre	Director	c/o Laitram, L.L.C. 220 Laitram Lane Harahan, Louisiana 70123	Private Investor

Philip F. Lapeyre	Director	220 Laitram Lane Harahan, Louisiana 70123	Technical Support, Laitram Machine Shop, L.L.C.

Monique Lapeyre McCleskey	Director	c/o Laitram, L.L.C. 220 Laitram Lane Harahan, Louisiana 70123	Project Coordinator at Laitram, L.L.C.

Robert S. Lapeyre	Director	220 Laitram Lane Harahan, Louisiana 70123	Project Manager at Laitram, L.L.C.

Andrew B. Lapeyre	Director	201 Laitram Lane Harahan, Louisiana 70123	Production Scheduler at Intralox, L.L.C.

Edel F. Blanks	Director	220 Laitram Lane Harahan, Louisiana 70123	President of Intralox, L.L.C.

Name	Officer/Manager	Business Address	Principal Occupation

James M. Lapeyre, III	Director	220 Laitram Lane Harahan, Louisiana 70123	Commercial Manager of Laitram Machinery, Inc.

Killian H. Lapeyre	Director	220 Laitram Lane Harahan, Louisiana 70123	Industry Team Leader, Intralox, L.L.C.

Clay Beery	Secretary	220 Laitram Lane Harahan, Louisiana 70123	General Counsel and Secretary of Laitram, L.L.C.

Lawrence P. Oertling	Treasurer	220 Laitram Lane Harahan, Louisiana 70123	Chief Financial Officer of Laitram, L.L.C.

EXHIBIT INDEX

EXHIBIT 99.1	Joint Filing Agreement dated December 8, 2015, by and among Laitram, L.L.C. and James M. Lapeyre, Jr. (Incorporated by reference to Exhibit 99.1 to Amendment No. 5 to Schedule 13D filed on December 8, 2015).

EXHIBIT 99.2	Credit Agreement, dated October 24, 2012, by and among Laitram, L.L.C., Intralox, L.L.C. and Lapeyre Properties, L.L.C., as borrowers, Laitram Group, Inc., as parent, and J.P. Morgan Chase Bank, N.A., as administrative agent, swingline lender, and lender, and Regions Bank, Capital One, National Association and Whitney Bank, as lenders. (Incorporated by reference to Exhibit 99.2 to Amendment No. 5 to Schedule 13D filed on December 8, 2015).

EXHIBIT 99.3	First Amendment to Credit Agreement, dated December 2013, by and among Laitram, L.L.C., Intralox, L.L.C. and Lapeyre Properties, L.L.C., as borrowers, Laitram Group, Inc., as parent, and J.P. Morgan Chase Bank, N.A., as administrative agent, swingline lender, and lender, and Regions Bank, Capital One, National Association and Whitney Bank, as lenders. (Incorporated by reference to Exhibit 99.3 to Amendment No. 5 to Schedule 13D filed on December 8, 2015).

EXHIBIT 99.4	Registration Rights Agreement dated as of November 16, 1998 by and between I/O and The Laitram Corporation. (Incorporated by reference to Exhibit 99.2 to the Form 8-K filed on behalf of I/O on November 30, 1998, Commission File No. 1-13402.)